

February 23, 2011

Mr. Paul E. Huck
Senior Vice President and Chief Financial Officer
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195

      **RE: Air Products and Chemicals, Inc.
              Form 10-K for the year ended September 30, 2010
              Form 10-Q for the quarter ended December 31, 2010
              Schedule 14A filed December 15, 2010
              File No. 1-4534**

Dear Mr. Huck:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Hartz
                    Senior Assistant
                    Chief Accountant